UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2008
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
Commission File Number 0-13928
U.S. Global Investors, Inc. 401(k) Plan
(Full title of the Plan)
U.S. GLOBAL INVESTORS, INC.
7900 Callaghan Road
San Antonio, Texas 78229
Telephone Number: 210-308-1234
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

U.S. Global Investors, Inc. 401(k) Plan

U.S. Global Investors, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits (Unaudited)

	December 31,	December 31,
	2008	2007

Assets
Investments, at fair value:
Mutual funds	$2,000,349	$3,144,844
Stock fund	963,384	2,645,778
Profit sharing managed pool	711,869	807,389
Participant loans	64,843	67,966

Total investments	3,740,445	6,665,977

Receivables:
Employer contribution	5,101	400,000
Participant contributions	11,309	—
Interest and dividends	1,517	1,745

Total receivables	17,927	401,745

Cash equivalent	—	27,291

Total assets	3,758,372	7,095,013

Liabilities	—	—

Net assets available for benefits	$3,758,372	$7,095,013

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits (Unaudited)

Year Ended
December 31, 2008
Additions:
Additions to net assets attributed to:
Interest and dividend income	$19,624

Contributions:
Participants	429,260
Employer	233,006

662,266

Total additions	681,890

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	3,827,371
Benefits paid to participants	191,160

Total deductions	4,018,531

Net decrease in net assets available for benefits	(3,336,641)

Net assets available for benefits:
Beginning of year	7,095,013

End of year	$3,758,372

The accompanying notes are an integral part of these financial statements.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)

1.	Description of Plan

U.S. Global Investors, Inc. (the “Company” or “USGI”) is a publicly held investment advisory company headquartered in San Antonio, Texas, with less than 100 employees.

USGI’s class A common stock trades on NASDAQ under the symbol “GROW.”

The following description of the U.S. Global Investors, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have completed 500 hours of service within the six-month time period following employment date, or one year of service (minimum 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

USGI is the Plan sponsor and administrator. Bank of Texas, N.A. is the trustee, holds the Plan’s investments in trust, and performs recordkeeping and certain administrative services for the Plan.

Participation

Participation in the Plan is voluntary. Eligible employees may enroll on any entry date, January 1, April 1, July 1 or October 1, after meeting the eligibility requirements.

Contributions

Participants may contribute a percentage of their compensation up to annual limitations set by law. The limitation for 2008 was $15,500 with an additional $5,000 catch-up contribution for participants age 50 or older. These contributions are withheld from a participant’s payroll and contributed to the Plan as a salary deferral. There are two types of salary deferrals: regular 401(k) deferrals and Roth 401(k) deferrals.

The Plan operates as a “safe harbor 401(k) plan.” As such, the Company will make a matching contribution equal to 100% of the salary deferrals that do not exceed 3% of a participant’s compensation plus 50% of the salary deferrals between 3% and 5% of the participant’s compensation. The Company match is calculated and funded each pay period.

The Plan has an automatic enrollment feature whereby, upon eligibility, the Company will withhold 2% of a participant’s compensation each payroll period to contribute to the Plan on a pre-tax basis. The default investment for 2007 was the U.S. Global Investors Funds U.S. Government Securities Savings Fund. The default investment starting in 2008 is the Fidelity Balanced Fund. A participant may elect at any time to select an alternative deferral amount or not to defer.

The Company may also make a discretionary profit-sharing contribution to the Plan that would be allocated to each eligible employee based on compensation. A participant must be actively employed on the last day of the Plan year to be eligible to receive a share of the profit-sharing contribution. The profit-sharing contribution is invested in a balanced pool of investments managed by the Company.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)

Any participant can make rollover contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately and always 100% vested in their entire account balance, including salary deferrals, Company contributions and actual earnings thereon.

Participant-Directed Investment Options

With the exception of the Profit Sharing Managed Pool, investments of the Plan are participant directed. A participant may direct contributions to and may transfer existing account balances between any of the following investment options.
U.S. Government Securities Savings Fund*
Vanguard Intermediate-Term Treasury Fund
Fidelity Balanced Fund (effective January 2008)
All American Equity Fund*
Holmes Growth Fund*
Global MegaTrends Fund*
Global Resources Fund*
World Precious Minerals Fund*
Gold and Precious Metals Fund*
Eastern European Fund*
Global Emerging Markets Fund*
China Region Fund*
U.S. Global Investors, Inc. Stock Fund (the “Stock Fund”)

* Fund is in the U.S. Global Investors Funds series.
With the exception of the Stock Fund, all investment options are open-end mutual funds. These funds are managed by the Company with the exception of the Vanguard Intermediate-Term Treasury Fund and the Fidelity Balanced Fund.

The Stock Fund is primarily invested in class A common stock of U.S. Global Investors, Inc. The Stock Fund also invests in a money market mutual fund for liquidity purposes.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a rollover to another qualified plan or IRA. If the account value is between $1,000 and $5,000, the Plan administrator will roll the balance over to an IRA, unless the participant instructs to receive a lump-sum amount or rollover to another qualified account. If the account value exceeds $5,000, the participant must consent to the distribution before it can be made.

Distributions prior to termination of service are allowed under certain circumstances.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)

Participant Loans

Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. The loans are secured by the balance in the participants’ accounts and bear interest at prime plus 1%. As of December 31, 2008, interest rates on outstanding participant loans ranged from 5.00% to 9.25% and maturity dates ranged from January 2009 to January 2014. Loan repayments of principal and interest are made through payroll deductions.

Plan Expenses

The Bank of Texas, N.A. receives compensation for its services in the form of quarterly administration fees and transaction fees. USGI voluntarily pays the quarterly administrative fees on behalf of the Plan. USGI paid plan administrative fees of $35,156 for the year ended December 31, 2008. Transaction fees relating to individual participant transactions, such as fund withdrawal fees and loan fees, are deducted from the respective participant’s account.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings. Matching Company contributions are recorded in the same period.

The discretionary Company profit-sharing contribution is funded annually, if made, and recorded in the applicable plan year.

Payment of Benefits

Benefits are recorded when paid.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)

3.	Plan Trustee

The Bank of Texas, N.A., a wholly owned subsidiary of BOK Financial Corporation (“BOKF”), is the Plan trustee and holds the Plan’s investments in trust. It also performs recordkeeping and certain administrative services for the Plan. The Bank of Texas, N.A. receives compensation from the Company for its services and certain transaction fees from participants.

4.	Investments

The Plan’s investments, which are set forth in the following table, are held in a bank-administered trust fund. Investments that represent 5 percent or more of the Plan’s net assets available for benefits are identified with the * symbol.

	December 31,		December 31,
	2008		2007

U.S. Government Securities Savings Fund	$720,712	*	$524,662	*
Vanguard Intermediate-Term Treasury Fund	47,369		19,873
Fidelity Balanced Fund	12,046		—
All American Equity Fund	146,036		257,865
Holmes Growth Fund	298,532	*	562,620	*
Global MegaTrends Fund	43,112		56,609
Global Resources Fund	177,304		425,861	*
World Precious Minerals Fund	85,982		145,601
Gold and Precious Metals Fund	49,471		35,780
Eastern European Fund	147,537		459,930	*
Global Emerging Markets Fund	121,721		328,654
China Region Fund	150,527		327,389
Stock Fund	963,384	*	2,645,778	*
Profit Sharing Managed Pool[1]	711,869	*	807,389	*
Participant Loans	64,843		67,966

	$3,740,445		$6,665,977

[1] Nonparticipant-directed
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended
December 31, 2008
Mutual funds	$(1,587,660)
Stock Fund	(1,790,938)
Profit Sharing Managed Pool	(448,773)

$(3,827,371)

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)

5.	Nonparticipant-Directed Investments

The Profit Sharing Managed Pool is a nonparticipant-directed investment managed by the Company. Information about the net assets and the significant components of the changes in net assets relating to the Profit Sharing Managed Pool is as follows:

	December 31,	December 31,
	2008	2007

Net Assets:
Mutual funds	$686,313	$805,219
Cash equivalent	25,393	1,536
Interest receivable	163	634
Contribution receivable	—	400,000

	$711,869	$1,207,389

Year Ended
December 31, 2008

Changes in Net Assets:
Dividends and interest	$2,096
Net depreciation	(450,841)
Net loan activity	(2,153)
Benefits paid to participants	(44,622)

$(495,520)

6.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS 157”), establishes a definition of fair value and a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability. SFAS 157 establishes a fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — significant observable inputs (including quoted prices for similar assets and liabilities in active markets)

Level 3 — significant unobservable inputs (for example cash flow modeling inputs based on assumptions)

The level in the fair value hierarchy within which the asset or liability is categorized is based on the lowest level of any input that is significant to the fair value measurement. The Plan adopted SFAS 157 effective January 1, 2008, and the initial application had no effect on the Plan’s net assets available for benefits.

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)

The following table summarizes the Plan’s investments by level using the fair value hierarchy at December 31, 2008:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total

Mutual funds	$2,000,349	$—	$—	$2,000,349
Stock Fund	963,384	—	—	963,384
Profit Sharing Managed Pool	711,869	—	—	711,869
Participant loans	—	64,843	—	64,843

Total	$3,675,602	$64,843	$—	$3,740,445

There are no plan liabilities required to be recorded at fair value at December 31, 2008.

7.	Parties-in-Interest Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of mutual funds managed by USGI. Because USGI is the Plan administrator as defined by the Plan and the Plan sponsor, these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment management services. Fees and expenses paid by the mutual funds are reflected as a reduction of the return earned on each fund.

Because the Stock Fund includes class A common stock of USGI; these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

Because cash in the Plan is invested in a mutual fund managed by Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of Bank of Oklahoma, N.A. (another wholly owned subsidiary of BOKF), these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in this mutual fund. Fees and expenses paid by the mutual fund are reflected as a reduction of the return earned on the fund.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of

U.S. Global Investors, Inc. 401(k) Plan
Notes to Financial Statements (Unaudited)

investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U.S. Global Investors, Inc. 401(k) Plan has duly caused this annual report to be signed on behalf of the U.S. Global Investors, Inc. 401(k) Plan by the undersigned, thereunto duly authorized.

Date: June 29, 2009	U.S. Global Investors, Inc. 401(k) Plan
	By:	/s/ Catherine A. Rademacher
		Name:	Catherine A. Rademacher
		Title:	Chief Financial Officer of U.S. Global Investors, Inc. Plan Administrator